Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
Net loss	(80,273)	(49,903)	(130,031)	(252,298)	(102,505)	(39,132)	(53,203)
Add: fixed charges	6,467	12,335	10,694	12,504	18,942	4,281	28,955

Earnings as defined	(73,806)	(37,568)	(119,337)	(239,794)	(83,563)	(34,851)	(24,248)

Fixed charges:
Interest expensed and capitalized	5,988	11,240	9,326	10,988	17,559	3,893	28,794
Estimated interest component of rent	479	1,095	1,368	1,516	1,383	388	161

Total fixed charges	6,467	12,335	10,694	12,504	18,942	4,281	28,955

Ratio of earnings to fixed charges	(1)	(1)	(1)	(1)	(1)	(1)	(1)

(1)	Earnings (as defined) for the period were insufficient to cover fixed charges by an amount equal to the net loss for the period.